UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                               Amendment No. 9


                        JACK HENRY & ASSOCIATES, INC.
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                               (Name of Issuer)

                         Common Stock, $.01 Par Value
 ----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  426281-10-1
           -------------------------------------------------------
                                (CUSIP Number)

      Jerry D. Hall, 663 Highway 60, Monett, Missouri  65708  (417)  235-6652
 ----------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               March 11, 2002
           -------------------------------------------------------
           (Date of Event which requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 Note:  Schedules filed in paper  format shall include a signed original  and
 five copies of  the schedule, including  all exhibits.   See Rule 13d-7  for
 other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 ============================================================================
 CUSIP NO. 426281-10-1
 ----------------------------------------------------------------------------
 (1) Names of Reporting Persons            Jerry D. Hall
     S.S. or I.R.S. Identification Nos.
     of above persons
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 (2) Check the appropriate box if a        (a)
     member of a group
     (see instructions)                    (b)
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 (3) SEC use only
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 (4) Source of funds (see instructions)    N/A
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 (5) Check if disclosure of legal
     proceedings is required pursuant
     to Items 2(d) or 2(e).
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 (6) Citizenship or place of               United States
     organization
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     Number of shares beneficially
     owned by each reporting person
     with:

     (7) Sole voting power                 4,872,024 which includes 195,495
                                           held in his account under the
                                           Company's ESOP.

     (8) Shared voting power               -0-

     (9) Sole dispositive power            4,872,024 which includes 195,495
                                           held in his account under the
                                           Company's ESOP.

    (10) Shared dispositive power          -0-
 ----------------------------------------------------------------------------
 (11) Aggregate amount beneficially
      owned by each reporting person.      4,872,024
 ----------------------------------------------------------------------------
 (12) Check if the aggregate amount in
      Row (11) excludes certain shares
      (see instructions).
 ----------------------------------------------------------------------------
 (13) Percent of class represented by
      amount in Row (11)                   5.4%
 ----------------------------------------------------------------------------
 (14) Type of reporting person
      (see instructions)                   IN
 ============================================================================

 CUSIP No. 426281-10-1

      This is Amendment No. 9 to the Schedule 13D, dated June 7, 1991 (the "Schedule 13D"), as amended August 19, 1991, October 22, 1991, March 3, 1992, August 5, 1992, December 2, 1992, December 15, 1993, April 7, 1997,
 and August 25, 2000 previously filed by Jerry D. Hall with respect to the common stock, par value $.01 per share (the "Common Stock"), of Jack Henry & Associates, Inc. (the "Company") which maintains its principal executive offices at 663 Highway 60, P.O. Box 807, Monett, Missouri 65708.

      Item 5.  Interest in Securities of the Issuer.
      ---------------------------------------------

      Item 5 of the Schedule 13D is amended in its entirety to read as follows:

      (a) Mr. Hall beneficially owns a total of 4,872,024 shares of Common Stock, representing 5.4% of the outstanding common stock of the Company.

      (b) Mr. Hall owns a total of 4,872,024 shares of Common Stock, over which he has sole voting and dispositive power. Included in this amount are 195,495 shares of Common Stock allocated to Mr. Hall's account under the Company's ESOP. Mr. Hall has the power to direct the manner in which the trustee of the ESOP is to vote such shares of Common Stock and, under certain circumstances, to direct the trustee of the ESOP as to the disposition of such shares of Common Stock.

      (c) Mr. Hall continues to sell shares of Common Stock in open market transactions. The following sales were made by Mr. Hall in the past 60 days:

      Date                No. of Shares            Price Per Share
      ----                -------------            ---------------
      March 6, 2002          150,000                    $23.14
      March 8, 2002           76,666                     23.10
      March 11, 2002          80,000                     23.13

      (d)  Not Applicable.

      (e)  Not Applicable.

 CUSIP No. 426281-10-1

                             SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 Date: March 29, 2002          /s/  JERRY D. HALL

                               ------------------------
                               Jerry D. Hall
                               Executive Vice President